United States securities and exchange commission logo





                            July 21, 2023

       William Lei Ding
       Chief Executive Officer
       NetEase, Inc.
       NetEase Building
       No. 599 Wangshang Road
       Binjiang District, Hangzhou, 310052
       People   s Republic of China

                                                        Re: NetEase, Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 27,
2023
                                                            File No. 000-30666

       Dear William Lei Ding:

              We have reviewed your June 30, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 5, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 5. Operating and Financial Review and Prospects
       Factors Affecting our Results of Operations, page 123

   1. We note your response to prior comment 1. Please revise future filings to quantify and discuss monthly active
users for your Cloud Music business for each period presented.
 William Lei Ding
FirstName  LastNameWilliam Lei Ding
NetEase, Inc.
Comapany
July       NameNetEase, Inc.
     21, 2023
July 21,
Page  2 2023 Page 2
FirstName LastName
General

2. We note your response to prior comment 6. You state that the company believes that it satisfies the exception from the definition of investment company provided in Section
         3(b)(1) of the Investment Company Act (the    Company Act   ), which
provides that an
         issuer is not an    investment company    within the meaning of the
Company Act if it is
            primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or
         trading in securities.    Please explain the basis for this
conclusion, including a detailed
         discussion of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426
         (1947) and the application of those factors to the company. In your response, please also
         explain how the company   s variable interest entities qualify as
wholly-owned subsidiaries
         as defined in Section 2(a)(43) of the Company Act.
3. Your response to prior comment 6, further states that the company qualifies for the
         exception from Section 3(a)(1)(C)   s definition of investment company
found in Rule 3a-1
         under the Company Act. We note the following in connection with your assertions and supplemental worksheet:

                Please provide a detailed legal analysis regarding your proposed treatment of certain
              deposit arrangements    with original maturities of twelve months
or fewer    as    cash
              for purposes of Rule 3a-1, discussing any applicable Commission or staff statements bearing on this issue.
                Your 45% test worksheet (   Worksheet   ) notes that certain
assets are valued at
                 equity value.    Please confirm whether the assets on the
Worksheet are valued in
              accordance with Section 2(a)(41) of the Company Act. If not, please update your analysis to reflect assets valued consistent with Section 2(a)(41) of the Company Act.
                Please provide additional support on your Worksheet for the income test calculation at the company-level to substantiate your assertion that the
company   s securities
              represented below 45% of the company   s income as of December
31, 2022.
                We note that your Worksheet lists twelve subsidiaries under the
   income test,    but
              only lists eleven subsidiaries under the    asset test.    Please
explain this discrepancy.

         Please update your Worksheet and investment company status analysis to reflect the above comments. Please confirm whether you still believe that the company is eligible to rely on Rule 3a-1 under the Company Act.
        You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407 or Christine
Dietz, Senior Staff Accountant at (202) 551-3408 if you have any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
 William Lei Ding
NetEase, Inc.
FirstName
July       LastNameWilliam Lei Ding
     21, 2023
Page  3
Comapany   NameNetEase, Inc.
July 21, 2023 Page 3                  Office of Technology
FirstName LastName